UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On June 18, 2025, Ms. Bai Yang notified Wellchange Holdings Company Limited (the “Company”) of her resignation as independent director and chairman of the nominating and corporate governance, effective upon the Board of Directors approving the Company’s acceptance of her resignation notice, which occurred on June 18, 2025. On June 13, 2025, Mr. Au Ho Chi notified the Company of his resignation as Chief Financial Officer, effective upon the Board of Directors approving the Company’s acceptance of his resignation notice, which occurred on June 18, 2025.

On June 18, 2025, the Board of Directors ratified and approved the appointment of Mr. Chan Siu Leung, Gary as Chief Financial Officer of the Company, effective June 15, 2025.

The biographical information of Mr. Chan Siu Leung, Gary is set forth below:

Mr. Chan Siu Leung, Gary has over 15 years of experience in accounting, auditing, and financial reporting. He is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA) since 2015 and holds a Bachelor of Business degree with a major in Accounting from Southern Cross University. Mr. Chan began his career at WPG Electronics (HK) Limited and held progressively senior roles in auditing and accounting at firms including KND & Co. CPA Limited, Tender Accounting Services Limited, and HLB Hodgson Impey Cheng Limited, where he served as Senior Accountant II. From 2020 till 2025, Mr. Chan served as the Accounting Manager at LTC Management Limited, where he is responsible for preparing consolidated financial statements, audit reports, cost budgets, profit forecasts, and internal control reports for a range of clients. He has strong expertise in group consolidation, financial forecasting, and internal controls, and is proficient in Oracle and SAP systems.

Mr. Chan entered into an employment agreement with the Company and agreed to receive a monthly base salary of HK$30,000.00 (approximately US$3,822.00) effective June 15, 2025.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Mr. Chan Siu Leung, Gary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: June 20, 2025	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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